Exhibit 99.4

MERCER PARK BRAND ACQUISITION CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

AND

APRIL 16, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

(EXPRESSED IN UNITED STATES DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mercer Park Brand Acquisition Corp.

Opinion

We have audited the accompanying balance sheets of Mercer Park Brand Acquisition Corp. (“the Corporation”) as of December 31, 2020 and 2019 and the related statements of operations and comprehensive income, shareholders’ deficiency, and cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Corporation is dependent on the continued support of its Sponsor and/or the completion of the Qualifying Transaction within the permitted timeline, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Framework

The Corporation has elected to change its accounting framework from International Financial Reporting Standards as issued by the International Accounting Standards Board to accounting principles generally accepted in the United States of America for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the Public Corporation Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Corporation’s auditor since 2019.

Toronto, Canada

March 29, 2021

Mercer Park Brand Acquisition Corp.

Balance Sheets

(Expressed in United Stated Dollars)

As at December 31,	2020	2019
ASSETS
Current
Cash	$2,095,023	$4,127,262
Income tax recoverable	1,209,852	-
Prepaid expenses	-	140,869
	3,304,875	4,268,131
Marketable securities held in a escrow account (note 5)	407,537,056	405,796,047
Deferred tax asset (note 14)	598,435	713,425
Total assets	$411,440,366	$410,777,603
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable and accrued liabilities	$396,779	$144,757
Income tax payable (note 14)	-	713,425
Due to related parties (note 12)	349,034	172,214
	745,813	1,030,396
Deferred underwriters' commission (note 9)	16,100,000	16,100,000
Total liabilities	16,845,813	17,130,396
Commitments and contingencies
Class A Restricted Voting Shares subject to redemption, 40,250,000 shares (at a redemption value of $10.00 per share) (note 6)	402,500,000	402,500,000
Shareholders' deficiency
Class B shares, unlimited authorized, 10,198,751 issued (note 8(a))	-	-
Additional paid-in-capital	(11,684,284)	(11,684,284)
Retained earnings	3,778,837	2,831,491
Total shareholders' deficiency	(7,905,447)	(8,852,793)
Total liabilities and shareholders' deficiency	$411,440,366	$410,777,603

The accompanying notes are an integral part of these financial statements.

Description of organization and business operations and going concern (note 1)

Subsequent event (note 15)

Approved on behalf of the Board:

"Jonathan Sandelman", Director

"Charles Miles", Director

Mercer Park Brand Acquisition Corp.

Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Income
Interest income	$1,742,747	$3,296,977
Expenses
General and administrative (note 11)	702,259	381,137
Travel	50,000	85,000
Foreign exchange loss (gain)	43,142	(651)
	795,401	465,486
Net income before income taxes	947,346	2,831,491
Income taxes (note 14)
Current tax (recovery) expense	(114,990)	713,425
Deferred tax expense (recovery)	114,990	(713,425)
	-	-
Net income and comprehensive income for the year/period	$947,346	$2,831,491
Basic and diluted net income per Class B share	$0.09	$0.31
Weighted average number of Class B Shares outstanding (basic and diluted)	10,198,751	9,253,693

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp.

Statements of Cash Flows

(Expressed in United States Dollars)

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Operating activities
Net income for the year/period	$947,346	$2,831,491
Items not affecting cash:
Deferred tax	114,990	(713,425)
Changes in non-cash working capital items:
Prepaid expenses	140,869	(140,869)
Accounts payable and accrued liabilities	252,022	144,757
Due to related parties	176,820	172,214
Income tax payable/(recoverable)	(1,923,277)	713,425
Net cash (used in) provided by operating activities	(291,230)	3,007,593
Investing activity
Investment in marketable securities held in a escrow account, net	(1,741,009)	(405,796,047)
Net cash used in investing activity	(1,741,009)	(405,796,047)
Financing activities
Proceeds from issuance of Class B Shares to Founders (note 8(a))	-	25,010
Proceeds from issuance of Class B Units (note 8(a))	-	1,090,000
Proceeds from issuance of Warrants to Founders (note 7)	-	9,810,000
Proceeds from issuance of Class A Restricted Voting Units (note 6)	-	402,500,000
Transaction costs (note 9)	-	(6,509,294)
Net cash provided by financing activities	-	406,915,716
Net change in cash during the year/period	(2,032,239)	4,127,262
Balance, beginning of year/period	4,127,262	-
Balance, end of year/period	$2,095,023	$4,127,262
Supplementary information
Income taxes paid	$1,808,297	$-
Interest received in cash	1,742,747	2,506,813

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp. Statement of Changes in Shareholders' Deficiency (Expressed in United States Dollars)

	Class B shares		Additional Paid-in capital			Total
					Retained	Shareholder's
	Number	Amount	Number	Amount	Earnings	Deficiency
From commencement of operations on April 16, 2019	-	$-	-	$-	$-	$-
Issuance of Class B Shares in connection with organization of the Corporation (note 8(a))	1	-	-	10	-	10
Issuance of Class B Shares to Founders (note 1 and note 8(a))	10,089,750	-	-	25,000	-	25,000
Issuance of Warrants to Founders	-	-	9,810,000	9,810,000	-	9,810,000
Issuance of Class B Units to Sponsor (note 1 and note 8(a)) (share portion)	109,000	-	-	1,056,210	-	1,056,210
Issuance of Class B Units to Sponsor (note 1 and note 8(a)) (Warrant portion)	-	-	54,500	33,790	-	33,790
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6) (share portion)	-	-	40,250,000	390,022,500	-	390,022,500
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 6) (Warrant portion)	-	-	20,125,000	12,477,500	-	12,477,500
Class A Restricted Voting Shares subject to possible redemption; 40,250,000 Shares at a redemption value of $10 per share	-	-	(40,250,000)	(402,500,000)	-	(402,500,000)
Transaction costs (note 9)		-	-	(22,609,294)	-	(22,609,294)
Net income and comprehensive income for the period	-		-	-	2,831,491	2,831,491
Balance, December 31, 2019	10,198,751	-	29,989,500	(11,684,284)	2,831,491	(8,852,793)
Net income and comprehensive income for the year	-		-	-	947,346	947,346
Balance, December 31, 2020	10,198,751	$-	29,989,500	$(11,684,284)	$3,778,837	$(7,905,447)

The accompanying notes are an integral part of these financial statements.

Mercer Park Brand Acquisition Corp. Notes to Financial Statements Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

1.       Description of organization and business operations and going concern

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

The Corporation's ability to continue as a going concern is dependent on the continued support of its Sponsor, Mercer Park CB II, L.P. and/or upon the completion of the Qualifying Transaction within the permitted timeline which is prior to May 13, 2021. There can be no assurance that we will be successful in completing our Qualifying Transaction. Under the NEO rules, the Corporation is able to borrow funds from the Sponsor (see Note 10). In the event our Qualifying Transaction does not occur the escrowed cash will be returned to the Class A restricted voting shareholders and the Sponsor will have no recourse against the escrowed cash.

These uncertainties cast significant doubt upon the Corporation's ability to continue as a going concern and the ultimate appropriateness of using accounting principles applicable to a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue as a going concern. If the Corporation is not able to continue as a going concern, the Corporation may be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements. These differences could be material.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). In accordance with the Corporation's articles, each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction, and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non- transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the IPO. As a result of the exercise of the over-allotment option, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”), own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Mercer Park Brand Acquisition Corp. Notes to Financial Statements Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

1.       Description of organization and business operations (continued)

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares ("Founders' Shares"), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant and purchased 109,000 Class B Units.

Upon closing of the Qualifying Transaction, the Class B Shares will, in accordance with the Corporation's articles, convert on a 100-for-1 basis into Multiple Voting Shares.

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, which trade under the symbols “BRND.A.U”, and “BRND.WT", respectively. The Class B Shares issued to the Founders will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lesser amount, the balance of the non- redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp. Notes to Financial Statements Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

1.       Description of organization and business operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.

2.       Summary of significant accounting policies

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules of the Securities and Exchange Commission (“SEC”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Corporation considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Corporation did not have any cash equivalents as of December 31, 2020 and 2019.

Mercer Park Brand Acquisition Corp. Notes to Financial Statements Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

2.       Summary of significant accounting policies (continued)

Cash held in escrow

At December 31, 2020, the Corporation had $nil (December 31, 2019 - $140,869) in an escrow account maintained by the Corporation’s former legal counsel (the “Escrowed Amount”). The Escrowed Amount was being held in a non-interest bearing account and was under the Corporation’s full control.

Marketable securities held in Escrow Account

At December 31, 2020 and 2019, the assets held in the Escrow Account were substantially held in U.S. Treasury Bills.

Common stock subject to possible redemption

The Corporation accounts for its Class A Restricted Voting Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Corporation’s control) is classified as temporary equity. At all other times, shares are classified as shareholders’ equity. The Corporation’s Class A Restricted Voting Shares features certain redemption rights that are considered to be outside of the Corporation’s control and subject to occurrence of uncertain future events. Accordingly, Class A Restricted Voting Shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficiency section of the Corporation’s consolidated balance sheets.

Income Taxes

The Corporation complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020 and 2019, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Corporation is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Income (Loss) Per Share

The Corporation complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted average number of Class B Shares outstanding during the period. At December 31, 2020 and 2019, the Corporation did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into Class B Shares and then share in the income of the Corporation. As a result, diluted income per share is the same as basic income per share for the periods presented.

Mercer Park Brand Acquisition Corp. Notes to Financial Statements Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

2.       Summary of significant accounting policies (continued)

Concentration of credit risk

Financial instruments that potentially subject the Corporation to concentration of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Canada Deposit Insurance Corporation coverage of $100,000. At December 31, 2020 and 2019, the Corporation had not experienced losses on these accounts and management believes the Corporation is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Corporation’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Corporation’s financial statements.

3.       Critical accounting judgments, estimates and assumptions

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its December 31, 2020 and 2019 financial statements.

Warrant Valuation

Pursuant to the Offering, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Mercer Park Brand Acquisition Corp. Notes to Financial Statements Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019 (Expressed in United States Dollars)

3.       Critical accounting judgments, estimates and assumptions (continued)

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the balance sheet. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

4.       The Offering

Pursuant to the Offering, the Corporation sold 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over-allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share of the Corporation and one-half of a Warrant. See note 1.

5.	Marketable securities held in Escrow Account

As at December 31,	2020	2019
Restricted cash	$981	$35,460
Investments in United States Treasury Bills	407,509,774	404,970,423
Accrued interest	26,301	790,164
Marketable securities held in Escrow Account	$407,537,056	$405,796,047

6.	Class A Restricted Voting Shares Subject to Redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of meetings, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline, if applicable, and of a proposed Qualifying Transaction.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

6.       Class A Restricted Voting Shares Subject to Redemption (continued)

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its "Class A Restricted Voting Shares subject to redemption" as commitments and contingencies at redemption value.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
From commencement of operations on April 19, 2019	-	$-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	35,000,000	350,000,000
Issuance of Class A Restricted Voting Shares pursuant to the over-allotment option	5,250,000	52,500,000
Balance, December 31, 2019 and 2020	40,250,000	402,500,000

7.       Warrants

As at December 31, 2020 and 2019, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, would become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by such shareholders.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

7.       Warrants (continued)

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

8.       Shareholders' deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value. Following closing of the Qualifying Transaction, the Corporation will not issue any further Class B Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, with the exception of (i) meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia), and (ii) meetings to approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Restrictions on transfer, assignment or sale of Founders' Shares

The holders of the Class B Shares have agreed not to transfer, assign or sell any of their Class B Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Multiple-Voting Shares into which the Class B Shares are converted, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

8.       Shareholders' deficiency (continued)

b) Subordinate Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of subordinate voting shares ("Subordinate Voting Shares”) without nominal or par value. No Subordinate Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Dividend rights

See Note 8 – Multiple Voting Shares – Dividend rights.

Redemption rights

Holders of Subordinate Voting Shares will not have any redemption rights.

c) Multiple Voting Shares

Authorized

The Corporation is authorized to issue an unlimited number of multiple voting shares (“Multiple Voting Shares”) without nominal or par value. No Multiple Voting Shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

Voting rights

Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 2,500 votes per Multiple Voting Share.

Dividend rights

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Corporation may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Subordinate Voting Shares and Multiple Voting Shares: each Multiple Voting Share will be entitled to 100 times the amount paid or distributed per Subordinate Voting Share (including by way of share dividends, which holders of Multiple Voting Shares will receive in Multiple Voting Shares, unless otherwise determined by the board of directors of the Corporation) and each fraction of a Multiple Voting Share will be entitled to the applicable fraction thereof.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

8.       Shareholders' deficiency (continued)

c) Multiple Voting Shares (continued)

Redemption rights

Holders of Multiple Voting Shares will not have any redemption rights.

9.       Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to date of the balance sheet. Transaction costs incurred amounted to $22,609,294 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction) were charged to shareholder’s equity upon completion of the Offering.

Underwriter's commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit, to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit) will be payable, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lesser amount, the balance of the non-redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

10.       Capital management

(a) The Corporation defines the capital that it manages as its shareholders’ deficiency, net of its Class A Restricted Voting Shares subject to redemption. The following table summarizes the carrying value of the Corporation’s capital as at December 31, 2020:

Balance, December 31, 2020
Shareholders' deficiency	$(7,905,447)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$394,594,553

Balance, December 31, 2019
Shareholders' deficiency	$(8,852,793)
Class A Restricted Voting Shares subject to redemption	402,500,000
Total	$393,647,207

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

10.       Capital management (continued)

(b) Liquidity

As at December 31, 2020, the Corporation had $2,095,023 (December 31, 2019 - $ 4,127,262) in cash and cash equivalents. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Transaction, the Corporation may obtain such funding by way of unsecured loans from the Sponsor and/or its affiliates, subject to consent of the Exchange, which loans would, unless approved otherwise by the Exchange, bear interest at no more than the prime rate plus 1%. The Sponsor would not have recourse under such loans against the Escrow Account, and thus the loans would not reduce the value of such Escrow Account. Such loans would collectively be subject to a maximum principal amount of 10% of the escrowed funds, and may be repayable in cash following the closing of a Qualifying Transaction and may be convertible into Class B Shares and/or Warrants in connection with the closing of a Qualifying Transaction, subject to Exchange consent.

Otherwise, and subject to any relief granted by the Exchange, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules.

11. General and administrative expenses

Year Ended December 31, 2020
Professional fees	$472,525
Public company filing and listing costs	229,706
General office expenses	28
$702,259
From April 16, 2019 (Date of Incorporation) to December 31, 2019
Public company filing and listing costs	$205,453
General office expenses	175,684
$381,137

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

12.       Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2020, the Corporation accrued $205,000 (December 31, 2019 - $85,000) in respect of these services.

On May 13, 2019, the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the year ended December 31, 2020, the Corporation paid professional fees of $26,256 (April 19, 2019 (date of incorporation) to December 31, 2019 - $12,926) to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation's Chief Financial Officer is Managing Director. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at December 31, 2020, Marrelli Support was owed $9,034 (December 31, 2019 - $2,214) and was included in accounts payable and accrued liabilities on the Corporation's balance sheet.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $106 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to DSA Filing Services Limited (“DSA Filing”), an organization which Carmelo Marrelli, the Chief Financial Officer of the Corporation, controls. These services were incurred in the normal course of operation of filing matters to adhere to the Corporation’s continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, DSA Filing was owed $nil by the Corporation (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Corporation paid professional fees and disbursements of $1,116 (April 19, 2019 (date of incorporation) to December 31, 2019 - $nil) to Marrelli Press Release Services Limited (“Marrelli Services Limited”), an organization of which Carmelo Marrelli, the Chief Financial of the Corporation, controls. These services were incurred in the Corporation’s normal course of operations in adherence with its continuous disclosure obligations and these amounts are included in public company filing and listing costs. As of December 31, 2020, Marrelli Services Limited was owed $nil (December 31, 2019 - $nil) and these amounts were included in accounts payable and accrued liabilities.

From April 16, 2019 (Date of Incorporation) to December 31, 2019 and for the year ended December 31, 2020, Ayr Strategies Inc. ("Ayr"), a company with common management, incurred travel costs on behalf of the Corporation. As at December 31, 2020, the Corporation owed Ayr $135,000 (December 31, 2019 - $85,000) and which included in due to related parties on the Corporation's balance sheets. This is based on a cash-call-basis from Ayr.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

13.       Fair value measurements

The Corporation follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Corporation would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Corporation seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Corporation’s assets that are measured at fair value on a recurring basis at December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Corporation utilized to determine such fair value:

Carrying value
	as at	Fair value as at December 31, 2020
	December 31, 2020	Level 1	Level 2	Level 3
Assets	($)	($)	($)	($)
Marketable securities held in a escrow account	407,537,056	407,537,056	-	-

Market risk

Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to minimal fair value risk.

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

13.       Fair value measurements (continued)

Market risk (continued)

Interest rate risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the fixed interest rate on the Corporation's restricted cash and short-term balance held in escrow, its exposure to interest rate risk is nominal.

Currency risk

Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the United States dollar. The Corporation does not currently have any exposure to currency risk as the Corporation transacts minimally in any currency other than the United States dollar.

14.       Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2019 - 27%) to the effective tax rate is as follows:

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Loss before tax at statutory rate	$947,346	$2,831,491
Effect on taxes of:
Expected income tax (recovery) expense	255,790	764,503
Share issue costs booked through equity	-	(6,512,075)
Change in tax benefits not recognized	(255,790)	5,747,572
Income tax (recovery) expense	$-	$-

The Corporation's income tax (recovery) is allocated as follows:

		From April 16,
		2019
		(Date of
		Incorporation)
	Year Ended	to
	December 31	December 31,
	2020	2019
Current tax (recovery) expense	$(114,990)	$713,425
Deferred tax expense (recovery)	114,990	(713,425)
	$-	$-

Mercer Park Brand Acquisition Corp.

Notes to Financial Statements

Year Ended December 31, 2020 and From April 16, 2019 (Date of Incorporation) To December 31, 2019

(Expressed in United States Dollars)

14.       Income taxes (continued)

Deferred tax

Deferred income tax assets are only given recognition in the Corporation’s financial statements if management has determined that it is more likely than not that such deferred income tax assets may be recovered. In recognition of this uncertainty, management has provided a full valuation allowance on these deferred tax assets as set out below:

December 31,	2020	2019
Deferred underwriters' commission	$4,347,000	$4,347,000
Share issue costs	1,193,090	1,555,687
	5,540,090	5,902,687
Valuation allowance	(4,941,655)	(5,189,262)
	$598,435	$713,425

The Corporation may be subject to potential examination by Canadian tax authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and provincial tax laws. The Corporation is currently not subject to any tax examinations.

15.       Subsequent event

On February 2, 2020, the Corporation announced that it has an executed letter of intent in connection with a potential transaction, which would, if consummated, qualify as its qualifying transaction. Accordingly, the Corporation will be permitted until May 13, 2021 (24 months following the closing of its initial public offering) to conclude its qualifying transaction. The letter of intent is non-binding and proceeding with the transaction is subject to a number of conditions, including, among others, satisfactory due diligence and the negotiation and execution of a definitive agreement. The Corporation intends to disclose additional details regarding the transaction following the entry into a definitive agreement, if applicable. There can be no assurance that a definitive agreement will be completed.